Filed pursuant to Rule 424(b)(3).

PROSPECTUS

SI DIAMOND TECHNOLOGY, INC.

5,774,483 Shares of Common Stock
(par value $.001 per share)

10,090,000 Shares of Common Stock
Underlying Warrants

The shareholders of SI Diamond Technology, Inc. identified on pages 19-20 may offer and sell the shares covered by this Prospectus from time to time. The shares offered for sale:

- are presently outstanding, or will be issued as a result of existing agreements, or
- underlie certain existing warrants to purchase common stock.

This offering is not being underwritten. The selling shareholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares.

SI Diamond will receive the proceeds from the exercise of the warrants but will not receive any proceeds from the sale of the shares of common stock by the selling shareholders. SI Diamond will pay substantially all of the expenses of the registration of the sale of the shares. SI Diamond has agreed to indemnify certain of the selling shareholders against certain civil liabilities, including liabilities under the Securities Act of 1933. See "Plan of Distribution and Selling Shareholders."

See "Risk Factors" beginning on page 4 for a discussion of certain risk factors which you should consider. You should read the entire prospectus before making an investment decision.

SI Diamond's common stock is traded and quoted on the OTC Bulletin Board under the symbol "SIDT". On December 4, 2000, the closing price of the common stock as reported on the OTC Bulletin Board was $.3125 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is December 8, 2000.

PROSPECTUS SUMMARY

The following summary highlights selected information from this document and may not contain all the information important to you. You should read carefully this entire document and the documents to which we have referred you. Unless the context otherwise requires, the term "SI Diamond" refers to SI Diamond Technology, Inc. and its subsidiaries.

SI DIAMOND

The executive offices of SI Diamond are located at 3006 Longhorn Boulevard, Suite 107, Austin, Texas 78758, and its telephone number is (512) 339-5020.

The Offering

This prospectus relates to 15,864,483 shares of common stock, par value $.001 per share, of SI Diamond Technology, Inc., a Texas corporation, which may be offered for sale by certain shareholders of the Company from time to time. The shares offered for sale:

- are presently outstanding, or will be issued as a result of existing agreements, or
- underlie certain existing warrants to purchase common stock.

As of December 4, 2000, the Company had the following securities outstanding covered by this Prospectus.

Security Designation	Amount Outstanding (1)
Common stock	5,774,483
Common stock underlying warrants	10,090,000

_____

(1)   This number represents either shares of common stock or the number of shares of common stock into which the warrants are convertible as of the date of this Prospectus.

See "Plan of Distribution and Selling Shareholders."

Plan of Distribution

This offering is not being underwritten. The selling shareholders directly, through agents designated by them from time to time or through dealers or underwriters also to be designated, may sell the shares from time to time, in or through privately negotiated transactions, or in one or more transactions, including block transactions, on the OTC Bulletin Board or on any stock exchange on which the shares may be listed in the future pursuant to and in accordance with the applicable rules of such exchange or otherwise. The selling price of the shares may be at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. To the extent required, the specific shares to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any such agent, dealer or underwriter and any applicable commission or discounts with respect to a particular offer will be described in an accompanying prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. See "Plan of Distribution and Selling Shareholders."

SI Diamond will receive the proceeds from the exercise of the warrants, but will not receive any proceeds from the sale of the shares by the selling shareholders. SI Diamond has agreed to pay all of the expenses of the registration of the shares. The selling shareholders must pay any commissions and discounts of underwriters, dealers or agents. SI Diamond has agreed to indemnify certain of the selling shareholders against certain civil liabilities under the Securities Act. See "Plan of Distribution and Selling Shareholders."

Selling Shareholders as Underwriters

The selling shareholders and any broker-dealers, agents or underwriters that participate with the selling shareholders in the distribution of any of the shares may be deemed to be "Underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution and Selling Shareholders."

Risk Factors

See "Risk Factors" beginning on page 4 of this prospectus for a discussion of certain factors related to the Company and the common stock offered in this prospectus.

RISK FACTORS

The common stock being offered hereby involves a high degree of risk. You should carefully consider the following risk factors in addition to other information contained in this prospectus in deciding whether to invest in our shares of common stock.

Our CFE product development is in its early stages and the outcome is uncertain

Our Carbon Field Emission ("CFE") technology, and products that use this technology, will require significant additional development, engineering, testing and investment prior to commercialization. We have two leading potential CFE products. The first is a Picture Element Tube, or PET, intended for use initially in large indoor displays. If the PET is successful, we expect to enhance it to allow it to be used in outdoor displays. The PET or displays may not be successfully developed. We are also working on a product called the HyFED, which combines what we believe to be the best properties of a cathode ray tube ("CRT") and field emission display ("FED"). It is our intention to license this technology to be used in the production of flat-screen TV applications that are cost competitive with CRTs. If either of these products are developed, it may not be possible for potential licensees to produce these products in significant quantities at a price that is competitive with other similar products.

We have no current royalty agreements

Our future strategy is dependent on licensing our technology to other companies and obtaining royalties based on products that these licensees develop and sell. We have no plans to manufacture and sell any CFE products ourselves, and as such, we have no CFE product revenues. We signed a license agreement in 1999, for a payment of approximately $5.6 million. We have no other license agreements at the present time that will provide any future revenues. It is our intention that all future license agreements will include a provision that requires the payment of ongoing royalties.

Our success is dependent on our principal products and technology

Our CFE technology is an emerging technology. Our financial condition and prospects are dependent upon our licensing the technology to others and upon market acceptance of our Electronic Billboard and other electronic display products. Additional research and development ("R&D") needs to be conducted on the CFE technology before others can produce products using this technology. Market acceptance of our products and products using our technology will be dependent upon the perception within the electronics and instrumentation industries of the quality, reliability, performance, efficiency, breadth of application and cost-effectiveness of the products. There can be no assurance that we will be able to gain commercial market acceptance for our products or develop other products for commercial use.

We have technologies subject to licenses

As a licensee of certain research technologies through license and assignment agreements with Microelectronics and Computer Technology Corporation, we have acquired rights to develop and commercialize certain research technologies. In certain cases, we are required to pay royalties on the sale of products developed from the licensed technologies and fees on revenues from sublicensees. We also have to pay for the costs of filing and prosecuting patent applications. The agreement is subject to termination by either party, upon notice, in the event of certain defaults by the other party. We expect any royalty payments to be insignificant.

We have a history of operating losses

We have a history of operating losses. Our first profitable year was 1999, based on the strength of a license agreement of approximately $5.6 million signed in March 1999. We have incurred operating losses as shown below:

Year Ended December 31	Net Income (Loss)
1992	($ 1,630,978)
1993	($ 7,527,677)
1993	($ 7,255,420)
1994	($14,389,856)
1995	($13,709,006)
1996	($ 6,320,901)
1997	($ 3,557,548)
1999	$ 1,118,134
2000 (through Sept. 30, 2000)	($ 4,787,663)

Although we expect to be profitable in the future, we may not be. Our profitability in 2000 is dependent on the signing of additional license agreements. We may, however, continue to incur additional operating losses for an extended period of time as we continue to develop products. We do, however, expect the magnitude of those losses, if they continue, to decrease. WallaceSanders & Company, independent auditors of the Company, have expressed uncertainty as to our ability to continue as a going concern based on our accumulated losses from operations in prior years. See Report of Independent Auditors as included in Form 10-KSB for the year ended December 31, 1999, incorporated herein by reference. We have funded our operations to date primarily through the proceeds from the sale of our equity securities and loans. In order to continue our transition from a contract research and development organization to an organization with ongoing operations, we anticipate that substantial product development expenditures will continue to be incurred.

We are exposed to litigation liability

We were sued in 1996 by a former customer of Plasmatron for damages that the former customer claimed that it incurred as a result of the alleged failure of the machine provided by Plasmatron to perform as intended. That suit was settled in January 2000. The majority of that settlement was paid by a bonding company that had provided a bond on the original contract. Other guarantors on the original bond that may now be subject to liability as a result of the bonding company's payment have sued us for indemnification. We consider these claims to be without merit and expect to have no liability in these suits; however, they are still pending.

Various trade creditors have also filed suit to collect unpaid trade amounts due. We expect these items to be resolved with no material impact on our financial statements. If we were to become subject to a judgment that exceeds our ability to pay, that judgment would have a material impact on our financial condition and could affect our ability to continue in existence.

We have future capital needs and the source of that funding is uncertain

We expect to continue to incur substantial expenses for R&D, product testing, production, manufacturing, product marketing, and administrative overhead. The majority of R&D expenditures are for the development of our CFE technology and our electronic billboard product. Our business model is based on our installing electronic billboards at customer sites at our cost and then deriving advertising revenues from the signs. This will require a significant capital investment on our part. Our electronic billboard product is available now and we are in the process of installing our first units. Some of our other proposed products may not be available for commercial sale or routine use for a period of up to two years. Commercialization of our existing and proposed products will require additional capital in excess of our current capital. A shortage of capital may prevent us from achieving profitability for an extended period of time. Because the timing and receipt of revenues from the sale of products will be tied to the achievement of certain product development, testing, manufacturing and marketing objectives, which cannot be predicted with certainty, there may be substantial fluctuations in our results of operations. If revenues do not increase as rapidly as anticipated, or if product development and testing and marketing require more funding than anticipated, we may be required to curtail our expansion and/or seek additional financing from other sources. We may seek additional financing through the offer of debt or equity or any combination of the two at any time.

We have developed a plan to allow us to maintain operations until we are able to sustain ourselves on our own revenue. However, we only have the existing resources, including commitments, to allow us to survive for a period of approximately two months from the date of this report at our current spending levels. We have been operating in this manner for an extended period of time and we believe that we have the ability to continue to raise short term funding, if necessary, to enable us to continue operations until our plan can be completed. Our plan is primarily dependent on raising funds through the licensing of our technology, revenue generated from the installation of our electronic billboard product, and through debt and equity offerings.

Our plan is based on current development plans, current operating plans, the current regulatory environment, historical experience in the development of electronic products and general economic conditions. Changes could occur which would cause certain assumptions on which this plan is based to be no longer valid. Our plan is primarily dependent on increasing revenues, licensing our technology, and raising additional funds through additional debt and equity offerings. If adequate funds are not available from operations or additional sources of financing, we may have to eliminate, or reduce substantially, expenditures for research and development, testing and production of our products. We may have to obtain funds through arrangements with other entities that may require us to relinquish rights to certain of our technologies or products. These actions could materially and adversely affect us.

Rapid technological change could render our products obsolete and we may not remain competitive

The display industry is highly competitive and is characterized by rapid technological change. Our existing and proposed products will compete with other existing products and may compete against other developing technologies. Development by others of new or improved products, processes or technologies may reduce the size of potential markets for our products. There is no assurance that other products, processes or technologies will not render our proposed products obsolete or less competitive. Many of our competitors have greater financial, managerial, distribution, and technical resources than we do. We will be required to devote substantial financial resources and effort to further R&D. There can be no assurance that we will successfully differentiate our products from our competitors' products, or that we will adapt to evolving markets and technologies, develop new products, or achieve and maintain technological advantages.

Our products may not be accepted by the market

Since our inception, we have focused our product development and R&D efforts on technologies that we believe will be a significant advancement over currently available technologies. With any new technology, there is a risk that the market may not appreciate the benefits or recognize the potential applications of the technology. Market acceptance of our products and products using our technology will depend, in part, on our ability to convince potential customers of the advantages of such products as compared to competitive products. It will also depend upon our ability to train manufacturers and others to use our products

We have limited manufacturing capacity and experience

We have no established commercial manufacturing facilities in the area of CFE technology in which we are conducting our principal research. At the present time, we have no intention of establishing a manufacturing facility related to our CFE technology. We are focusing our efforts on licensing our technology to others for use in their manufacturing processes. The management team has commercial manufacturing and marketing experience in other industries and with other products in the display industry; however, we have no experience in manufacturing our proposed CFE products.

In August 1999, we acquired the assets of Sign Builders of America, Inc. ("SBOA"). SBOA is a manufacturer of high quality signage and provided significant assistance in the development of our electronic billboard product. To the extent that any of our other products require manufacturing facilities, we intend to contract with a qualified manufacturer.

We are dependent on the availability of materials and suppliers

The materials used in producing our current and future products are purchased from outside vendors. In certain circumstances, we may be required to bear the risk of material price fluctuations. We anticipate that the majority of raw materials used in products to be developed by us will be readily available. However, there is no assurance that the current availability of these materials will continue in the future, or if available, will be procurable at favorable prices.

We may not be able to provide system integration

In order to prove that our technologies work and will produce a complete product, we must ordinarily integrate a number of highly technical and complicated subsystems into a fully-integrated prototype. There is no assurance that we will be able to successfully complete the development work on some of our proposed products or ultimately develop any market for those products.

The loss of key personnel could adversely affect our business

Our future success will depend on our ability to attract and retain highly qualified scientific, technical and managerial personnel. Competition for such personnel is intense. We may not be able to attract and retain all personnel necessary for the development of our business. In addition, much of the know-how and processes developed by us reside in our key scientific and technical personnel. The loss of the services of key scientific, technical and managerial personnel could have a material adverse effect on us.

We may be unable to enforce or defend our ownership and use of proprietary technology

Our ability to compete effectively with other companies will depend on our ability to maintain the proprietary nature of our technology. Although we have been awarded patents, have filed applications for patents, or have licensed technology under patents that we do not own, the degree of protection offered by these patents or the likelihood that pending patents will be issued is uncertain. Competitors in both the United States and foreign countries, many of which have substantially greater resources and have made substantial investment in competing technologies, may already have, or may apply for and obtain patents that will prevent, limit or interfere with our ability to make and sell our products. Competitors may also intentionally infringe on our patents. The defense and prosecution of patent suits is both costly and time-consuming, even if the outcome is favorable to us. In foreign countries, the expenses associated with such proceedings can be prohibitive. In addition, there is an inherent unpredictability in obtaining and enforcing patents in foreign countries. An adverse outcome in the defense of a patent suit could subject us to significant liabilities to third parties. Although third parties have not asserted infringement claims against us, there is no assurance that third parties will not assert such claims in the future.

We also rely on unpatented proprietary technology, and there is no assurance that others will not independently develop the same or similar technology, or otherwise obtain access to our proprietary technology. To protect our rights in these areas, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not provide meaningful protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how, or other proprietary information. While we have attempted to protect proprietary technology that we develop or acquire and will continue to attempt to protect future proprietary technology through patents, copyrights and trade secrets, we believe that our success will depend upon further innovation and technological expertise.

Our revenues have been dependent on government contracts in the past

In previous years, a significant part of our revenues were derived from contracts with agencies of the United States government. Following is a summary of those revenues in recent years:

Year Ended December 31	Revenues from Gov. Contracts	Percentage of Total Revenue
1992	$ 930,000	99%
1993	$1,147,000	89%
1994	$ 820,000	41%
1995	$1,009,000	33%
1996	$2,869,000	24%
1998	$ 0	0%
1999	$ 0	0%

We currently have a commitment for approximately $600,000 of future government funding. We do not intend to seek any government funding unless it directly relates to achievement of our strategic objectives.

Contracts involving the United States government are, or may be, subject to various risks including, but not limited to, the following:

- Unilateral termination for the convenience of the government
- Reduction or modification in the event of changes in the government's requirements or budgetary constraints
- Increased or unexpected costs causing losses or reduced profits under fixed-price contracts or unallowable costs under cost reimbursement contracts
- Potential disclosure of our confidential information to third parties
- The failure or inability of the prime contractor to perform its prime contract in circumstances where we are a subcontractor
- The failure of the government to exercise options provided for in the contracts
- The right of the government to obtain a non-exclusive, royalty free, irrevocable world-wide license to technology developed under contracts funded by the government if we fail to continue to develop the technology

The market for our common stock is volatile

The market price of the shares of SI Diamond common stock, like that of the common stock of many emerging technology companies, has fluctuated significantly in recent years and will likely continue to fluctuate in the future. The prices of securities of emerging technology companies currently rise rapidly in response to certain events, such as announcements concerning product developments, licenses and patents, although the outcome of such events may not be fully determined. It is expected that these reactions will continue in the futures. Similarly, prices of such securities may fall rapidly if unfavorable results are encountered in product development or market acceptance. In the event that SI Diamond achieves earnings from the sale of products, securities analysts may begin predicting quarterly earnings. The failure of our earnings to meet analysts' expectations could result in a significant rapid decline in the market price of our common stock. In addition, the stock market has experienced and continues to experience extreme price and volume fluctuations which have affected the market price of the equity securities of many technology companies and which have often been unrelated to the operating performance of those companies. Such broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the common stock.

Shares of our common stock are eligible for future sale

As of December 4, 2000, there were 59,561,032 shares of SI Diamond common stock outstanding, of which 51,922,376 shares of such common stock were freely tradable without restriction or further registration under the Securities Act by persons other than "affiliates" of SI Diamond. As of that date, the remaining shares of SI Diamond common stock were deemed "restricted securities," as defined in Rule 144 under the Securities Act, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including exemptions provided by Rule 144 under the Securities Act. Under Rule 144, persons who have held securities for a period of at least one year may sell a limited amount of such securities without registration under the Securities Act. Rule 144 also permits, under certain circumstances, persons who are not affiliates of SI Diamond, to sell their restricted securities without quantity limitations once they have completed a two-year holding period.

The Registration Statement, of which this Prospectus is a part, pertains to 5,774,483 shares of common stock which are currently "restricted securities"; and 10,090,000 shares of common stock which underlie existing warrants. SI Diamond is obligated to maintain the effectiveness of the Registration Statement for varying periods of time, pursuant to separate agreements with certain groups of the selling shareholders.

In addition to the shares of common stock which are outstanding as of December 4, 2000, a total of 7,386,926 shares of common stock have been reserved for issuance pursuant to our stock option plans. Approximately 10,090,000 shares of common stock have also been reserved for issuance upon the exercise of warrants that have been issued by SI Diamond and 1,200,521 shares of common stock have been reserved for issuance upon conversion of the Company's Series G preferred stock.

No prediction can be made as to the effect, if any, that future sales, or the availability of shares of SI Diamond common stock for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of SI Diamond common stock by SI Diamond or by shareholders who hold "restricted securities," or the perception that such sales may occur, could adversely affect prevailing market prices for the common stock.

Other classes of capital stock have prior and superior rights

The rights of holders of the common stock to receive dividends or other payments with respect thereto are subject to any prior and superior rights of holders of SI Diamond's preferred stock. As of December 4, 2000, SI Diamond had issued and outstanding 900 shares of its Series G preferred stock, its only series outstanding. Additionally, the holders of the Series G preferred stock are entitled to a liquidation preference over the holders of the common stock. The Board of Directors, however, has the authority to provide for the issuance of additional shares of preferred stock in one or more additional series and such shares may, in the Board's discretion, have prior and superior rights to receive dividends or other payments with respect thereto. In light of its future capital requirements, SI Diamond could issue shares of preferred stock at any time having such prior and superior rights. See "Description of Capital Stock".

A possible adverse effect on the price of our common stock could result from sales by selling shareholders in the market

Sales of or offers to sell substantial blocks of common stock currently held by certain shareholders, or the perception by investors, investment professionals or securities analysts of the possibility that such sales may occur could adversely affect the price of and market for the common stock.

Upon registration in accordance with its obligations, the selling shareholders will be permitted to sell up to 15,864,483 shares of common stock, of which 10,090,000 are shares of common stock subject to issuance upon the exercise of certain warrants. The shares (assuming the exercise of all warrants subject to the Registration Statement) represent approximately 22.77% of the shares of common stock outstanding on the date hereof. We will not receive any proceeds from sales of shares held by such selling shareholders. SI Diamond will receive the proceeds from the exercise of any warrants to purchase shares of common stock. SI Diamond is unable to predict how much it will receive from the exercise of the warrants held by the Vision Mark Selling Shareholder since the price of such warrants shall be established, if at all, upon the achievement of certain milestones by C&A Services, L.L.C. See "Plan of Distribution and Selling Shareholders-Vision Mark Selling Shareholder." The exercise prices of all other warrants range from $1.00 to $2.15 per share of SI Diamond's common stock. It is unlikely that significant amounts of the warrants will be exercised until the trading price of the common stock exceeds the exercise price of the warrants, if at all.

We have never paid dividends

SI Diamond has never paid cash dividends on its equity securities and does not intend to pay cash dividends in the foreseeable future. To the extent the Company has earnings in the future, the Company intends to reinvest such earnings in the business operations of the Company.

Our Restated Articles of Incorporation and Bylaws may inhibit a takeover

SI Diamond's Restated Articles and Bylaws contain a number of provisions which could make its acquisition by means of an unsolicited tender offer, a proxy contest or otherwise, more difficult, including the following:

- the Board is authorized to issue series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt;

- the Board of Directors is divided into three classes of directors, with the result that approximately one-third of the Board of Directors are elected each year; and

- except in limited circumstances, no shares of our preferred stock may be issued or sold to any officer or director of SI Diamond or any shareholder owning more than five percent (5%) of SI Diamond's common stock without the affirmative vote of a majority of its disinterested shareholders.

See "Description of Capital Stock - Certain Provisions of the Articles of Incorporation, Bylaws and Texas Law."

Our Restated Articles and Bylaws limit our directors' liability and provide for indemnification of directors and officers

SI Diamond's Restated Articles provide that a director will only be liable to SI Diamond for the following:

- breaches of his duty of loyalty to SI Diamond and its shareholders,

- acts or omissions not in good faith or which constitute a breach of duty of a director of SI Diamond or involves intentional misconduct or a knowing violation of law,

- transactions from which a director receives an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office,

- acts or omissions for which liability is specifically provided by statute, and

- acts relating to unlawful stock purchases or payments of dividends.

Thus, SI Diamond may be prevented from recovering damages for certain alleged errors or omissions by its directors.

The Bylaws also provide that, under certain circumstances, SI Diamond will indemnify its officers and directors for liabilities incurred in connection with their good faith acts. Such an indemnification payment might deplete our assets. While Texas law permits a shareholder to bring a derivative action on behalf of a corporation, the law relating to the remedies available to corporate shareholders is constantly changing. Shareholders who have questions concerning the fiduciary obligations of the officers and directors of SI Diamond should consult with independent legal counsel. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of SI Diamond pursuant to the foregoing provisions, or otherwise, SI Diamond has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There are risks associated with forward looking statements

This prospectus contains some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate", "believe", "expect", "estimate", "project", "intend", "plan", and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public.

Any or all of our forward-looking statements in this report and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks or uncertainties. Many factors mentioned in the following discussion - for example, product development, competition, and the availability of funding - will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

We undertake no obligation to publicly update any forward-looking statements, whether as the result of new information, future events, or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 10-QSB, 8-K, and 10-KSB reports to the SEC. Also note that we have provided the above cautionary discussion of risks, uncertainties, and possibly inaccurate assumptions relevant to our business. These are factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed above could also adversely affect the Company. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a Registration Statement on Form S-3 that we filed with the Commission. This prospectus does not contain all of the information in the Registration Statement. The Registration Statement contains more information than this prospectus regarding SI Diamond and its common stock, including exhibits and schedules. You can get a copy of the Registration Statement from the SEC at the address below or from its internet site.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the documents we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.A., Judiciary Plaza, Washington, D.C. 20549 and at the Regional Offices of the Commission at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60606-2511 and Seven World Trade Center, New York, New York 10048. You should call 1-800-SEC-0330 for more information on the public reference room. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC at the public reference section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site that contains information regarding registrants at http:\\www.sec.gov.

SI Diamond's common stock is included in the OTC Bulletin Board under the symbol "SIDT". Reports, proxy and information statements and other information concerning the Company can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, 3rd Floor, Washington, D.C. 20006 or obtained by calling the Nasdaq Public Reference Room Disclosure Group at 1-800-638-8241.

DOCUMENTS INCORPORATED BY REFERENCE

The Commission allows us to "incorporate" into this prospectus information we file with the Commission in other documents. This means we can disclose important information to you by referring to other documents which we have filed that contain that information. The following documents, which have been filed by SI Diamond with the Commission pursuant to the Exchange Act (File No. 1-11602), are incorporated by reference in this prospectus and shall be deemed to be a part hereof:

(1)   SI Diamond's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999;

(2)   SI Diamond's Quarterly Report on Form 10-QSB/A for the quarterly period ended March 31, 2000;

(3)   SI Diamond's Quarterly Report on Form 10-QSB/A for the quarterly period ended June 30, 2000;

(4)   SI Diamond's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2000;

(5)   SI Diamond's Current Report on Form 8-K dated as of January 21, 2000;

(6)   SI Diamond's Current Report on Form 8-K dated as of April 28, 2000;

(7)   SI Diamond's Current Report of Form 8-K dated as of September 6, 2000; and

(8)   The description of SI Diamond's common stock which is contained in its Registration Statement on Form 8-A filed on November 19, 1992, pursuant to Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description.

We incorporate by reference all future documents we may file with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of these shares. The information that we incorporate by reference may include documents filed after the date of this Prospectus which update and supersede the information you read in this Prospectus.

You may request a copy of the documents incorporated by reference at no cost. Requests for copies should be directed in writing or by telephone to:

SI Diamond Technology, Inc.
3006 Longhorn Boulevard, Suite 107
Austin, Texas 78758
Attention: Corporate Secretary
(Telephone: (512) 339-5020)

USE OF PROCEEDS

The selling shareholders will receive all of the net proceeds from the sale of the shares of SI Diamond common stock sold. Pursuant to this prospectus, SI Diamond will not receive any of the proceeds from the sale of the shares by the selling shareholders. SI Diamond will receive the proceeds from the exercise of the warrants, which proceeds will be used for working capital. SI Diamond is unable to predict how much it will receive from its exercise of the warrants held by the Vision Mark Selling Shareholder since the price of such warrants shall be established, if at all, upon the achievement of certain milestones by C&A Services, L.L.C. See "Plan of Distribution and Selling Shareholders - Vision Mark Selling Shareholder." The exercise prices of all other warrants range from $1.00 to $2.15 per share of SI Diamond's common stock. It is unlikely that significant amounts of the warrants will be exercised until the trading price of the common stock exceeds the exercise price of the warrants, if at all.

PLAN OF DISTRIBUTION AND SELLING SHAREHOLDERS

General

SI Diamond is registering the shares on behalf of the Selling Shareholders. As used herein, "Selling Shareholders" includes donees and pledgees selling shares received from a named Selling Shareholder after the date of this Prospectus. The Selling Shareholders hold shares of SI Diamond's common stock which are (1) currently "restricted securities", or (2) issuable upon exercise of certain outstanding warrants to purchase shares of SI Diamond's common stock. All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by SI Diamond. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the Selling Shareholders.

Sales of shares may be effected by Selling Shareholders from time to time in one or more types of transactions (which may include block transactions) on the OTC Bulletin Board or any stock exchange on which the shares may be listed in the future pursuant to and in accordance with the applicable rules of such exchange, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers or underwriters. The Selling Shareholders have advised SI Diamond that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the Selling Shareholders.

The Selling Shareholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The Selling Shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. SI Diamond has agreed to indemnify each Selling Shareholder against certain liabilities, including liabilities arising under the Securities Act. The Selling Shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

Because Selling Shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. Resales and reoffers of the shares by the Selling Shareholders must also be accompanied by the delivery of a copy of the prospectus. Copies of the prospectus shall be delivered to each Selling Shareholder after the Registration Statement, of which this prospectus is a part, is declared effective. To the extent required by applicable law, the specific shares to be sold, the names of the Selling Shareholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in the accompanying prospectus. Each Selling Shareholder shall also be informed of the anti-manipulative rules under Regulation M promulgated pursuant to the Exchange Act.

Selling Shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule. They may also pledge shares as collateral for margin accounts, which shares can be resold pursuant to the terms of such accounts.

There can be no assurance that the Selling Shareholders will sell any or all of the shares offered by them in this prospectus. SI Diamond has filed the Registration Statement, of which this prospectus forms a part, to comply with the exercise by certain Selling Shareholders of demand registration rights granted to such Selling Shareholders, and to comply with certain "piggyback" registration rights granted to other Selling Shareholders.

Upon SI Diamond being notified by a Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Act, disclosing (i) the name of each such Selling Shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon SI Diamond being notified by a Selling Shareholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this Prospectus will be filed.

1996 Note Warrant Selling Shareholders

On October 31, 1996, Diamond Tech One, Inc. ("DTO"), a wholly owned subsidiary of the Company, borrowed a total of $1,000,000 from private individuals and entities. All of the promissory notes made payable to the Note Warrant Selling Shareholders were guaranteed by SI Diamond. In addition, we granted warrants to each Note Warrant Selling Shareholder to purchase 50,000 shares of SI Diamond's Common Stock at $1.00 per share any time until June 1, 2000. These warrants were issued in an exempt transaction under Regulation D of the Securities Act.

The Company also agreed to include these warrants on a registration statement and to keep such registration statement effective until the expiration date of the warrants. 50,000 of these warrants were extended until June 1, 2001.

Series G Selling Shareholders

In June 1997, the Series G Selling Shareholders received warrants to purchase an aggregate of 850,000 shares of SI Diamond's common stock at $1.00 per share. These warrants expire in August 2002. Of the warrants issued, 675,000 have been exercised and 175,000 remain outstanding.

SI Diamond agreed at the time of sale of the Series G preferred stock to register pursuant to the Registration Statement the shares of common stock issuable upon conversion of the Series G preferred stock and the associated warrants and to keep such Registration Statement effective for one (1) year. Additionally, SI Diamond agreed to pay all of the expenses incident to the preparation and filing of the Registration Statement (other than commissions and discounts of any underwriters, dealers or agents). SI Diamond also agreed to indemnify the Series G selling shareholders and any underwriters they may utilize against certain civil liabilities, including liabilities arising under the Securities Act. In addition, each Series G selling shareholder agreed to indemnify SI Diamond against civil liabilities, including liabilities under the Securities Act, with respect to written information furnished by the Series G selling shareholders to SI Diamond.

Vision Mark Selling Shareholders

On November 11, 1998, Electronic Billboard Technology, Inc. ("EBT"), a wholly-owned subsidiary of SI Diamond entered into a Marketing Agent Agreement with Vision Mark, L.L.C., a Texas limited liability company. Pursuant to the marketing agreement, EBT appointed Vision Mark as a nonexclusive marketing representative. In connection with the marketing agreement, SI Diamond entered into a Consulting and Advisory Services Compensation Agreement with C&A Services, L.L.C. ("C&A"). SI Diamond also agreed that at such time as EBT entered into a letter of intent for the installation of certain of its operating systems resulting from Vision Mark's representation of EBT, SI Diamond would issue C&A 300,000 shares of its common stock. EBT entered into such an arrangement with Eckerd Corporation in January 2000. Accordingly, SI Diamond issued 300,000 shares of its common stock to C&A consulting in February 2000.

SI Diamond also issued warrants to purchase SI Diamond common stock to C&A, which are exercisable upon the achievement of certain goals as described below:

(1)   Once EBT has received revenue from arrangements pursuant to the Marketing Agent Agreement in the aggregate of $10,000,000, and for each successive and cumulative $10,000,000 increment of revenue achieved pursuant to the Marketing Agent Agreement, C&A may exercise warrants to purchase up to 250,000 shares of SI Diamond common stock at a purchase price equal to 50% of the average closing price of SI Diamond common stock on the five business days next preceding the date of the achievement of each $10,000,000 increment in revenue from the Marketing Agent Agreement.

(2)   Within 60 days following each annual anniversary of the Marketing Agent Agreement, if the aggregate revenue from such agreement is at least equal to $10,000,000 for each such annual period, C&A shall have the additional right thereafter to exercise warrants to purchase shares of SI Diamond common stock with respect to each such annual determination. If the amount of revenue received pursuant to the Marketing Agent Agreement is equal to, but not less than 25% of, the aggregate revenue of SI Diamond for each such annual period, C&A may exercise warrants to purchase up to 100,000 shares of SI Diamond common stock at a purchase price equal to 75% of the average closing price of SI Diamond common stock on the five business days next preceding the last business day of each such annual period. For each additional 1% above 25% that the revenue received pursuant to the Marketing Agent Agreement contributed to the aggregate SI Diamond annual revenue for such annual period, C&A may

exercise warrants to purchase up to 100,000 such additional shares of SI Diamond common stock, in incremental amounts of 4,000 shares of SI Diamond common stock each for each such additional 1% of revenue that the Marketing Agent Agreement contributed to the aggregate revenue of SI Diamond for such annual period. These warrants may be exercised at a purchase price equal to the average closing price of SI Diamond common stock on the five business days next preceding the last business day of such annual period, less a percentage equal to the sum of 25% plus an additional 1% for each additional 1% over and above 25% (not to exceed, in the aggregate, 50%) that the revenue achieved pursuant to the Marketing Agent Agreement contributed to the aggregate SI Diamond revenue for such annual period.

(3)   SI Diamond also issued warrants to C&A to purchase an additional 2,300,000 shares of SI Diamond's common stock upon the receipt by EBT of each of $100,000,000 and $200,000,000, respectively, of cumulative revenue from the Marketing Agent Agreement (for a maximum of 4,600,000 shares). The purchase price for the shares subject to these warrants shall be equal to 50% of the average closing price on the five business days next preceding the date on the achievement of each of $100,000,000 and $200,000,000 of such cumulative revenue by EBT.

Notwithstanding anything contained in the Consulting and Advisory Services Compensation Agreement, the number of shares of SI Diamond common stock received by C&A shall not exceed 10,000,000 shares, subject to adjustment in certain circumstances.

2000 Private Placement Selling Shareholders

From January through May 2000, in a series of four transactions with a shareholder, SI Diamond issued a total of 700,000 shares of common stock in exchange for a total of $1,000,000.

In February 2000, SI Diamond issued a total of 200,000 shares of its restricted common stock to Nomura Holdings, Ltd. in exchange for Nomura's 5% ownership in SI Diamond's FEPET subsidiary.

In May 2000, SI Diamond agreed to issue 250,000 shares of its common stock to an individual in exchange for an exclusive world wide license to this individual's patents.

In June 2000, SI Diamond issued a total of 1,300,000 shares of common stock at a price of $1.00 per share in private placements and received total proceeds of $1,300,000.

From September through November 2000, SI Diamond issued or received subscriptions for a total of 1,896,528 shares of common stock in private placements and received total proceeds of $1,195,000.

2000 Convertible Note Selling Shareholders

In June 2000, SI Diamond issued a total of $375,000 in unsecured notes payable due in October, 2000. These notes are convertible into common stock at the option of the Company at the maturity date of the note. The notes are convertible into stock at a rate based on 85% of the average trading price for the 5 day period preceding the due date of the notes.

Other Selling Shareholders

SI Diamond has agreed to give the shareholders listed herein as the Other Selling Shareholders "piggyback" registration rights regarding shares underlying certain warrants and shares held by these holders. Pursuant to these "piggyback" rights, SI Diamond agreed to use its best efforts to have the common stock and the common stock issuable upon the exercise of these warrants included in the Registration Statement, of which this prospectus is a part.

Selling Shareholders

This prospectus covers offers of the shares of common stock owned by the Selling Shareholders. The following table lists the names of the selling shareholders as well as (1) the number of shares of common stock, and (2) the number of shares of common stock underlying existing warrants held as of December 4, 2000. Because SI Diamond does not know how many shares may be sold by the selling shareholders pursuant to this prospectus, no estimate can be given as to the number of the shares that will be held by the selling shareholders upon termination of this offering.

SELLING SHAREHOLDERS TABLE

Shareholder	Number of shares of common stock held and offered pursuant to this Prospectus	Number of shares of common stock underlying Warrants offered pursuant to this Prospectus	Percentage of interests prior to any sales made pursuant to this Prospectus(1)
1996 NOTE WARRANT SELLING SHAREHOLDERS			
Pinnacle Fund, L.P.	50,000		*
Valassis Enterprises, Inc.		50,000	*
SERIES G SELLING SHAREHOLDERS			
James G. Petroff		25,000	*
Mark S. Wagner		25,000	*
Chris S. Lawson		25,000	*
George Valassis		100,000	*
VISION MARK SELLING SHAREHOLDERS			
C&A Services, LLC	200,000	9,700,000 (3)	14.04%
Bill Clement	100,000		*
2000 PRIVATE PLACEMENT SELLING SHAREHOLDERS			
MSB Family Trust	700,000		(2)
Nomura Trading Company, Ltd	200,000		*
Robert Berman	200,000		*
Michael Denton, Jr.	250,000		*
Bill Clement	250,000		*
Pacific Northern, Inc.	250,000		*
Pinnacle Fund, L.P.	250,000		*
Zachary Carlile	100,000		*
Carlton Neel	150,000		*
Atlas Capital, L.P.	312,500		*
Street Search Advisors	250,000		*
D. Craig Valassis	434,028		*
First London Securities	750,000		*
2000 CONVERTIBLE NOTE SELLING SHAREHOLDERS			
Pinnacle Fund, L.P.	407,601		*
First London Securities	180,368		*

Shareholder	Number of shares of common stock held and offered pursuant to this Prospectus	Number of shares of common stock underlying Warrants offered pursuant to this Prospectus	Percentage of interests prior to any sales made pursuant to this Prospectus(1)
OTHER SELLING SHAREHOLDERS			
Katherine D. Banks		80,000	*
James N. Perkins		20,000	*
H. Scott Phillips		20,000	*
John E. Palmer		7,500	*
H. Marcia Smolens		7,500	*
SFT Consulting		20,000	*
Eric Korita		10,000	*
Pinnacle Fund	388,979		*
Samuel W. Chawkin	48,500		*
Billy Jeff Clement and Susan Sharp Clement, co-trustees	302,507		*
TOTAL	5,774,483	10,090,000	22.77%

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* Less than 1%

(1) This percentage was calculated including shares issuable upon the exercise of warrants into shares of the Company's Common Stock.

(2) All combined , MSB Family Trust owns 1,530,904 shares, which represents 2.57% of the Company's outstanding Common Stock.

(3) These warrants shall only be exercisable, if at all, upon the achievement of certain milestones resulting from the representation of SI Diamond by Vision Mark.

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of SI Diamond consists of 120,000,000 shares of common stock, par value $.001 per share, and 2,000,000 shares of preferred stock, par value $1 per share. The preferred stock may be issued in series and currently consists of the Series G preferred stock, of which 900 shares are issued and outstanding.

After giving effect to the conversion of all 10,090,000 warrants which are subject to the prospectus, there would be 69,651,032 shares of common stock issued and outstanding. Shares of common stock are reserved for issuance upon exercise of 7,386,926 additional shares reserved for issuance under SI Diamond's stock option plans and 1,200,521 additional shares reserved for issuance upon the conversion of the Series G preferred stock.

Common stock

The holders of common stock are entitled to one vote per share, voting with the holders of any other class of stock entitled to vote, without regard to class, on all matters to be voted on by the share-holders, including the election of directors. All issued and outstanding shares of common stock are fully paid and nonassessable. The common stock is currently listed on the OTC Bulletin Board.

Subject to any prior and superior rights of the preferred stock, the holders of common stock are entitled to receive dividends when, and if, declared by the Board of Directors from funds legally available. Currently, no series of preferred stock has rights that are prior and superior to the common stock with respect to dividends.

In the event of any liquidation, dissolution or winding up of the affairs of SI Diamond, the holders of the common stock are entitled to receive, pro rata, any assets of the company remaining after payment has been made in full to the holders of any series of preferred stock with a liquidation preference. Currently, only the holders of the Series G preferred stock are entitled to a liquidation preference.

Preferred stock

The preferred stock may be issued from time to time in one or more series as may be established and designated from time to time by the Board of Directors by resolution. The voting powers, preferences and relative, participating, optional and other special rights and the qualifications, limitations or restrictions of any series of preferred stock shall be as stated in the resolution or resolutions of the Board of Directors that provides for the designation of such series. With the exception of shares issued pursuant to any duly adopted stock option plan of SI Diamond, no shares of preferred stock may be issued to any officer or director of SI Diamond or any shareholder who directly or indirectly owns greater than five percent (5%) of the issued and outstanding voting stock of SI Diamond or any affiliate of such persons, without the affirmative vote of a majority in interest of the disinterested shareholders. Under the Texas Business Corporation Act, each series of preferred stock is entitled to vote as a class with respect to a proposed amendment to SI Diamond's Restated Articles of Incorporation in certain circumstances. As of December 4, 2000, the only preferred stock of SI Diamond outstanding was its Series G preferred stock.

Series G preferred stock

There are 3,000 shares of Series G preferred stock currently authorized for issuance, of which 900 shares are issued and outstanding. Subject to adjustment in certain circumstances, each share of Series G preferred stock is convertible into that number of shares of common stock determined by dividing the original issue price of the Series G preferred stock, plus an amount equal to ten percent (10%) of the issue price per annum, by $1.00.

Except as provided by law, the holders of Series G preferred stock shall be entitled to a number of votes equal to the number of shares of common stock into which their respective shares of Series G preferred stock are then convertible on the record date for the taking of such vote of shareholders. Holders of Series G preferred stock shall be entitled to notice of all shareholders meetings or written consents with respect to which they would be entitled to vote.

In the event of any liquidation, dissolution or winding-up of SI Diamond, either voluntary or involuntary, the holders of shares of the Series G preferred stock then issued and outstanding shall be entitled to be paid out of the assets of SI Diamond available for distribution to its shareholders, whether from capital, surplus or earnings, before any payment shall be made to the holders of shares of the common stock, an amount per share equal to the sum of (i) the stated value and (ii) an amount equal to ten percent (10%) of the stated value multiplied by the fraction N/365, where N equals the number of days elapsed since the issue date of the Series G preferred stock. If, upon any liquidation of SI Diamond, the assets available for distribution shall be insufficient to pay the holders of shares of the Series G preferred stock and the holders of any other series of preferred stock with a liquidation preference equal to the liquidation preference of the Series G preferred stock the full amounts to which they shall respectively be entitled, the holders of shares of the Series G preferred stock and the holders of any other series of preferred stock with liquidation preference equal to the liquidation preference of the Series G preferred stock shall receive all of the assets of SI Diamond available for distribution and each such holder of shares of the Series G preferred stock and the holders of any other series of preferred stock with a liquidation preference equal to the liquidation preference of the Series G preferred stock shall share ratably in any distribution in accordance with the amounts due such shareholders. After payment shall have been made to the holders of shares of the Series G preferred stock of the full amount to which they shall be entitled, as aforesaid, the holders of shares of the Series G preferred stock shall be entitled to no further distributions thereon and the holders of shares of the common stock and of shares of any other series of stock of SI Diamond shall be entitled to share, according to their respective rights and preferences, in all remaining assets of SI Diamond available for distribution to its shareholders.

Shares Eligible for Future Sale

As of December 4, 2000, there were 59,561,032 shares of common stock outstanding, of which 51,922,376 shares of common stock were freely tradable without restriction or further registration under the Securities Act by persons other than "affiliates" of the Company. As of that date, the remaining shares of common stock were deemed "restricted securities," as defined in Rule 144 under the Securities Act, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including exemptions provided by Rule 144 under the Securities Act. Under Rule 144, persons who have held securities for a period of at least one year may sell a limited amount of such securities without registration under the Securities Act. Rule 144 also permits, under certain circumstances, persons who are not affiliates of SI Diamond, to sell their restricted securities without quantity limitations once they have completed a two-year holding period.

The Registration Statement, of which this prospectus is a part, pertains to

- 5,774,483 shares of common stock which are currently "restricted securities"; and

- 10,090,000 shares of common stock which underlie existing warrants.

We are obligated to maintain the effectiveness of the Registration Statement for varying periods of time, pursuant to separate agreements with certain groups of the selling shareholders.

In addition to the shares of common stock which are outstanding as of December 4, 2000, 7,386,926 shares of common stock have been reserved for issuance pursuant to SI Diamond's stock option plans and 1,200,521 shares have been reserved for issuance upon the conversion of the Series G preferred stock. 10,090,000 shares of common stock have also been reserved for issuance upon exercise of warrants that have been issued by SI Diamond (all of which are subject to this prospectus).

No prediction can be made as to the effect, if any, that future sales, or the availability of shares of common stock for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of common stock by SI Diamond or by shareholders who hold "restricted securities," or the perception that such sales may occur, could adversely affect prevailing market prices for the common stock.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Computer Share, Inc. (formerly American Securities Transfer, Incorporated), 12039 West Alameda Parkway, Suite Z-2, Lakewood, Colorado 80228.

Certain Provisions of the Articles of Incorporation, Bylaws and Texas Law

SI Diamond's Restated Articles currently contain provisions which could be considered to have anti-takeover effects. First, the authorized and unissued shares of SI Diamond's preferred stock and common stock could be used by incumbent management to make more difficult and thereby discourage an attempt to acquire control of SI Diamond, even though some shareholders may deem such an acquisition desirable. For example, the shares of unissued preferred stock and unissued common stock could be privately placed with purchasers who might support the Board of Directors in opposing a hostile takeover bid. The issuance of the unissued preferred stock with voting rights and/or the unissued common stock could also be used to dilute the stock ownership and voting power of a third party seeking to remove directors, replace incumbent directors, accomplish certain business combinations, or alter, amend, or replace provisions in SI Diamond's Restated Articles. To the extent that it impedes any such attempt, the unissued preferred stock and unissued common stock may serve to perpetuate current management. From time to time, SI Diamond evaluates potential transactions and acquisitions, which if consummated, may require the issuance of the unissued preferred stock or unissued common stock.

SI Diamond's Restated Articles require a classified Board of Directors pursuant to which only one-third (1/3) of the Board of Directors is elected each year for a term of three years. Therefore, even when a shareholder, or a group of shareholders, has sufficient voting power to elect all of the directors to be elected every year, SI Diamond's classified Board could have the effect of requiring two successive annual meetings to replace a majority of the Board of Directors and three annual meetings to replace the entire Board of Directors. There is no cumulative voting with respect to the election of directors.

SI Diamond's Restated Articles also contain a provision which states that, with the sole exception of shares issued pursuant to the duly adopted stock option plans, no shares of SI Diamond's preferred stock shall be issued or sold to any officer or director of SI Diamond, or any shareholder who directly or indirectly owns more than five percent (5%) of the issued and outstanding voting stock of SI Diamond, or any affiliate of such a person, without the affirmative vote of a majority in interest of the disinterested shareholders of SI Diamond.

SI Diamond shall not be obligated to deliver notices or offer voting stock for sale pursuant to these provisions in respect of the following issuances of voting stock: (a) pursuant to employee, director or consultant stock option, purchase, bonus, exchange or other such plans or upon the exercise of options or other rights granted thereunder, and (b) in connection with transactions in which shares of voting stock are issued to security holders of a company being acquired by SI Diamond or to a company some or all of whose assets are being acquired by SI Diamond.

The Restated Articles limit the liability of directors of SI Diamond in their capacity as directors. Specifically, the directors of SI Diamond will not be liable to SI Diamond or its shareholders for monetary damages for an act or omission in a director's capacity as a director, except for liability for the following:

- for any breach of the director's duty of loyalty to SI Diamond or its shareholders,

- for any act or omission not in good faith which constitutes a breach of duty of the director to SI Diamond or acts or omissions which involve intentional misconduct or a knowing violation of the law,

- for transactions from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office,

- for an act or omission for which the liability of a director is expressly provided for by an applicable statute, or

- for acts related to an unlawful stock repurchase or payment of a dividend.

The overall effect of the provisions in SI Diamond's current Restated Articles described above would be to make more difficult or discourage a merger, tender, offer or proxy contest, even if such transaction or occurrence generally is favorable to the interests of the shareholders, or they may delay or frustrate the assumption of control by a holder of a large block of SI Diamond's securities and the removal of incumbent management, even if such removal may be beneficial to the shareholders.

EXPERTS

The consolidated balance sheets as of December 31, 1999 and 1998 and the consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years then ended, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report, which includes an explanatory paragraph regarding SI Diamond's ability to continue as a going concern, of WallaceSanders & Company, independent accountants, given on the authority of that firm as experts in accounting and auditing.

LEGAL OPINIONS

Certain legal matters in connection with the common stock offered hereby have been passed upon for the Company by Kilpatrick Stockton LLP.

You should rely only on the information contained in this prospectus. We have not authorized anyone to give you information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of SI Diamond common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or of any sale of the shares.

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Table of Contents

SI DIAMOND TECHNOLOGY, INC.



5,774,483 shares of Common Stock (par value $.001 per share)

10,090,000 shares of Common Stock Underlying Warrants

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PROSPECTUS

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December 8, 2000